Exhibit 2.01

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (the “Agreement”) is entered into this10th day of July, 2008 by and between Comarco Wireless Technologies, Inc., a Delaware corporation, Comarco, Inc., a California Corporation (collectively, “Comarco” or “Seller”), Case Systems, Inc., a California Corporation (“Buyer”), and the other party signatory hereto, with reference to the following:

A. WHEREAS, Seller is the operator of a business containing a division known as the “Call Box Operation” that installs, services and maintains emergency call boxes.

B. WHEREAS, Seller is the owner of the assets used in the Call Box Operation.

C. WHEREAS, Sebastian Gutierrez (“Gutierrez”) is a principal of Buyer.

D. WHEREAS, Gutierrez is also the general manager of the Call Box Operation, and has extensive knowledge of the operations and financial condition, including the assets and liabilities of the business.

E. WHEREAS, Seller desires to sell and Buyer desires to purchase all of the assets used by Seller to operate the Call Box Operation (“Acquired Assets”), in accordance with the terms and conditions set forth in this Agreement, upon the terms and conditions set forth below.

F. WHEREAS, Seller desires to transfer and Buyer desires to assume all of the liabilities related to the Call Box Operations, upon the terms and conditions set forth below.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein, the parties hereby agree, as follows:

ARTICLE 1

GENERAL TERMS

1.1 Purchase of Assets. On the Closing Date specified in Section 8.1, herein, Seller shall sell, transfer, convey, and deliver to Buyer, and Buyer shall purchase from Seller, all of the Acquired Assets, consisting of the (a) accounts receivable described on Schedule 1.1(a), (b) the inventory described on Schedule 1.1(b), (c) the tangible assets (including vehicles, assorted equipment, tools, etc.) described on Schedule 1.1(c), (d) the customer contracts described on Schedule 1.1(d), (e) the real estate leases described on Schedule 1.1(e), (f) the intellectual property and other intangible assets described on Schedule 1.1(f), and (g) copies of the books and records of Seller with respect to the Acquired Assets described in items (a) through (g) above (“Books and Records”). The customer contracts described on Schedule 1.1(d) and the real estate leases described on Schedule 1.1(e) are referred to herein collectively as the “Purchased Contracts.” Schedule 1.1(a) through (f), will list the Call Box Operation assets as of June 30, 2008 (the “Determination Date”), however, the assets actually transferred will be those that exist as of the Closing Date (defined below). As such, the Acquired Assets are subject to changes that occur between the Determination Date and the Closing Date.

1.2 Assumption of Liabilities. On the Closing Date, Buyer shall assume certain debts, claims, liabilities, obligations, and expenses of the Call Box Operations set forth on Schedule 1.2, as well as all any and all contingent liabilities, known or unknown, arising solely from (i) the Purchased Contracts, (ii) all obligations to customers of the Call Box Operations, including but not limited to, service/warranty liabilities to customers, and (iii) the operation of the Call Box Operations by Seller’s employees in the course and scope of their duties on behalf of the Call Box Operations prior to the Closing (collectively, the “Assumed Liabilities”). Schedule 1.2, will list the known liabilities of the Call Box Operation as of the Determination Date. The Assumed Liabilities are subject to changes that occur between the Determination Date and the Closing Date.

1.3 Excluded Assets. Buyer shall not acquire, and Seller shall not transfer to Buyer the assets of Seller not described in Section 1.1 or the schedules thereto, including, but not limited to, (a) any cash or cash equivalents and marketable securities owned, used or held for the benefit of Seller, (b) tax assets, (c) the lease for the Call Box Operations headquarters (the “Headquarters”) located in Lake Forest, California, and (d) any assets relating to the Seller’s other operations, including, without limitation Wireless Test Solutions and ChargeSource Operations (collectively, the “Excluded Assets”). Buyer shall have the right to continue to operate at the Headquarters for a period of up to two weeks after the Closing pursuant to the terms and conditions of the Transition Services Agreement to be mutually agreed upon by the parties (the “Transition Services Agreement”).

1.4 Excluded Liabilities. Except for the Assumed Liabilities, Buyer shall not, and expressly does not, assume any liabilities, obligations or commitments (including but not limited to trades payable, bank or other debt, accrued payroll, and other liabilities, and capitalized leases) of Seller, known or unknown, contingent or otherwise, of whatsoever kind or nature (collectively, the “Excluded Liabilities”).

1.5 Purchase Price.

1.5.1 Amount. The purchase price for the Acquired Assets (the “Purchase Price”) shall be equal to the sum of (i) the net book value of the Acquired Assets as of the Determination Date (calculated from the balance sheet dated as of the Determination Date to be prepared by Seller consistent with past practices), plus a twenty percent (20%) premium of that amount, plus (ii) the Buyer’s assumption of the Assumed Liabilities, plus (iii) an amount equal to the accrued payroll and vacation pay owed to each Affected Employee (defined in Section 5.3, below) as of the Closing Date (which amount will be paid by Seller to each Affected Employee), plus (iv) an amount equal to the salary and payroll tax to be paid by Seller with respect to each Affected Employee for the period up through July 18, 2008 (which will be the last day of employment of each Affected Employee with Seller), plus (v) an amount equal to the health and welfare benefit premiums paid by Seller prior to the Closing with respect to each Affected Employee for the month of July. Schedule 1.5 sets forth an estimate of the Purchase Price (the “Estimated Purchase Price”). Schedule 1.5 shall be updated by Seller within 30 days after the Closing to reflect the actual values of the Acquired Assets and other items noted above (“Updated Schedule 1.5”) to determine the actual Purchase Price as of the Determination Date (the “Final Purchase Price”). If the Final Purchase Price is greater than the Estimated Purchase Price, then Buyer shall pay to the Seller the difference by cash payment as set forth in Section

1.9, below. If the Final Purchase Price is less than the Estimated Purchase Price, then Seller shall pay to the Buyer the difference by cash payment as set forth in Section 1.9, below. Any payment owed from Seller to Buyer, or from Buyer to Seller as a result of the comparison of the Final Purchase Price to the Estimated Purchase Price shall be referred to herein as the “Final Purchase Price True-Up Payment.”

1.5.2 Payment.

(a) On the Closing Date, Buyer shall pay to Seller an amount equal to the Estimated Purchase Price (which estimate will include 95% of the estimated payroll obligations of Seller with respect to the Affected Employees through July 18, 2008, as set forth on Schedule 1.5.2 (with the remaining 5% of the payroll obligations to be accounted for in the Final Purchase Price True-Up Payment).

(b) As set forth in Section 1.9, below, (after determination of the Final Purchase Price), an amount equal to the Final Purchase Price True-Up Payment, if any, shall be paid by Buyer or Seller, as the case may be.

(c) As set forth in Section 1.9, below, an amount equal to the amount calculated in the Interim Period Payment Statement, if any, shall be paid by Buyer or Seller, as the case may be.

1.6 Tax Reporting. Buyer and Seller hereby agree to report this transaction for federal tax purposes in accordance with the allocation of the Purchase Price contained in Schedule 1.5, hereto. Each party agrees that it will not in its tax returns or elsewhere take a position inconsistent with the purchase price allocations provided for in this Section.

1.7 Applicable Sales Tax. Buyer has obtained and possesses a valid seller’s permit authorizing Buyer to sell goods contemplated by the Call Box Operation. Buyer shall deliver to Seller, concurrently with the Closing, a California Resale Certificate with respect to the inventory executed by Buyer, in a form satisfactory to Seller, which exempts the inventory sold hereunder from California sales tax. Buyer hereby agrees that Buyer shall reimburse Seller on demand for the payment of any federal, state or local sales tax, which may result from the sale of the Acquired Assets and the assumption of the Assumed Liabilities to Buyer.

1.8 Interim Period Payment. Within 30 days after the Closing, the Seller shall provide Buyer with a statement of all cash received and expenses paid with respect to Call Box Operations between the Determination Date and the Closing Date (not including any payroll or accrued vacation with respect to the Affected Employees) (the “Interim Period Payment Statement”). To the extent the cash received exceeds the expenses paid with respect to the Call Box Operations, then Seller shall pay to Buyer the amount of such excess, as set forth in Section 1.9, below. To the extent the cash received is less than the expenses paid with respect to the Call Box Operations, then Buyer shall pay to Seller the amount of such excess, as set forth in Section 1.9, below. The purpose of any payment provided for in this Section 1.8 is to provide Buyer with the economic benefits and burdens of the Call Box Operations effective as of the Determination Date. For accounting and tax purposes, any payment made by Buyer or Seller under this Section 1.8, as the case may be, shall not be deemed an adjustment to the Purchase Price. Instead such payment shall be deemed ordinary income to the recipient and an expense to the payor.

1.9 Final Payment Determination. The Interim Period Payment Statement, the Updated Schedule 1.5, and the payroll registers evidencing the actual payroll obligations incurred by Seller through July 18, 2008 (collectively, “Final Financials”) shall be prepared by Seller consistent with past practices and GAAP. The Buyer shall have fifteen (15) days after receipt of such documents from the Seller (“Dispute Period”) to dispute any of the elements of or amounts (“a Dispute”) reflected on the documents by delivering to Seller a written notice of Dispute (“Dispute Notice”) setting forth in reasonable detail the elements and amounts with which it disagrees. If no Dispute Notice is delivered within the Dispute Period, the Final Financials shall be deemed to have been accepted and agreed to by Buyer and the payments required shall be made at the conclusion of the Dispute Period. If a Dispute Notice is timely delivered, the dispute resolution provisions of Section 13.13, below, shall be utilized.

ARTICLE 2

INVENTORY

2.1 Inventory. At the sole discretion of Buyer, and at its own cost, Buyer may take a complete inventory of the stock in trade and merchandise of Seller at any time prior to the Closing, but only upon reasonable notice given to Seller, and only during the regular business hours of Seller, and without unreasonably disrupting Seller. No item shown on the inventory shall be transferred to any person other than Buyer, or removed from the Premises, other than in the ordinary course of business, except those Excluded Assets.

2.2 Inspection. At the sole discretion of Buyer, and at its own cost, Buyer may undertake a complete inspection of the financial and business records of Seller solely with respect to the Call Box Operations at any time prior to the Closing, but only during the regular business hours of Seller, upon reasonable notice given to Seller, and without unreasonably disrupting Seller.

ARTICLE 3

SELLER’S REPRESENTATIONS AND WARRANTIES

Seller hereby represents and warrants to Buyer that:

3.1 Organization, Standing, Corporate Power. Each Seller is a corporation duly organized, existing, and in good standing under the laws of its jurisdiction.

3.2 Authorization. Seller has the authority to enter into and carry out the terms and conditions of this Agreement, as well as all transactions contemplated hereunder. This Agreement has been duly and validly executed and delivered by Seller and constitutes the valid and binding obligations of Seller, enforceable in accordance with the respective terms, except as such enforceability may be limited by (a) bankruptcy, insolvency, reorganization, moratorium or other similar laws, now or hereafter in effect, relating to or limiting creditors’ rights generally, and (b) general principles of equity (whether considered in an action in equity or at law).

3.3 Accounts Receivable. Schedule 1.1(a) is a true and complete listing of the accounts receivable outstanding as of June 30, 2008 with respect to the Call Box Operations. Such accounts receivable are valid and enforceable claims and were earned by performance in the ordinary course of business. Notwithstanding anything herein to the contrary, no representation is being made herein as to the collectability of the accounts receivable.

3.4 Inventory. Schedule 1.1(b) is a true and complete listing of the inventory outstanding as of June 30, 2008 with respect to the Call Box Operations. Pursuant to Article 2, Buyer has been given the opportunity to inspect and become satisfied with the condition of the inventory.

3.5 Tangible Assets. Schedule 1.1(c) is a true and complete listing of the tangible assets with respect to the Call Box Operations as of June 30, 2008, excluding any Excluded Assets.

3.6 Purchased Contracts. Schedules 1.1(d) and (e) are true and complete listings of the customer contracts and real property leases used in the Call Box Operations as of June 30, 2008, excluding the lease with respect to the Headquarters, which is not being assigned to Buyer.

3.7 Title to the Assets. Seller has good and marketable title to all of the Acquired Assets (other than the leased vehicles listed on Schedule 1.1(c)(1)), free and clear of all liens, mortgages, conditional sale and other title retention agreements, pledges, assessments, tax liens and other encumbrances of any nature, except as expressly disclosed on Schedule 3.7, attached hereto and incorporated herein by reference. OTHER THAN AS EXPRESSLY PROVIDED IN THIS SECTION 3.7, THE ACQUIRED ASSETS ARE BEING SOLD “AS IS, WHERE IS” AND WITH ALL FAULTS. THERE ARE NO WARRANTIES, EXPRESS OR IMPLIED, BY OPERATION OF LAW OR OTHERWISE, WITH RESPECT TO THE ACQUIRED ASSETS. SELLER DISCLAIMS ANY IMPLIED WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE. BUYER CONFIRMS THAT BUYER IS RELYING SOLELY UPON ITS INVESTIGATION AND FAMILIARITY OF THE PRESENT CONDITION OF SUCH ACQUIRED ASSETS.

3.8 Litigation. To the actual knowledge of Seller, there is no action, suit, arbitration, hearing, inquiry, proceeding, complaint, charge or investigation, whether civil, criminal or administrative (“Action”), by or before any governmental entity or arbitrator or any appeal from any of the foregoing, pending or threatened, against Seller with respect to or affecting the Acquired Assets or the Call Box Operation.

3.9 Financial Statements. The profit and loss statements of Seller with respect to the Call Box Operation for the quarters ending January 31, 2008 and April 30, 2008, attached hereto as Schedule 3.9 (the “Financial Statements”), are true, and to Seller’s knowledge, fairly represent the results of operations of the Call Box Operation for the periods set forth therein.

3.10 Changes in Financial Condition. Since the date of the Financial Statements, there has not been:

3.10.1 Any material change in the condition (financial or otherwise) or business of the Call Box Operation except for changes in the ordinary course of business, none of which has been materially adverse;

3.10.2 Any damage, destruction or loss (whether or not covered by insurance) materially and adversely affecting the properties, assets, business or prospects of the Call Box Operation;

3.10.3 Any change in the accounting methods or practices followed by Seller or any change in the depreciation or amortization policies or rates adopted by Seller (whether or not presently outstanding), except liabilities incurred, and obligations under agreements entered into, in the ordinary course of business; or

3.10.4 Any sale, lease, abandonment or other disposition by Seller, other than in the ordinary course of business, of any machinery, equipment or other operating properties directly or indirectly related to the Call Box Operation.

ARTICLE 4

BUYER’S REPRESENTATIONS AND WARRANTIES

Buyer and Gutierrez represent and warrant to Seller that:

4.1 Domicile. Buyer is a corporation duly organized, existing, and in good standing under the laws of the State of California.

4.2 Authorization. Buyer has the authority to enter into, execute and deliver this Agreement, and the agreements referred to herein, and to consummate the transactions contemplated hereunder. This Agreement has been duly and validly executed and delivered by Buyer and constitutes the valid and binding obligations of Buyer, enforceable in accordance with the respective terms, except as such enforceability may be limited by (a) bankruptcy, insolvency, reorganization, moratorium or other similar laws, now or hereafter in effect, relating to or limiting creditors’ rights generally, and (b) general principles of equity (whether considered in an action in equity or at law).

4.3 Knowledgeable Buyer. Buyer acknowledges that Gutierrez is the General Manager and employee of the Call Box Operation and has day-to-day responsibility for managing the business and all related assets. As such, Buyer is fully apprised of the financial condition and operations of the Call Box Operation, as well as the condition of the Acquired Assets and the nature and amount of the Assumed Liabilities, and is aware of any changes in financial condition, operations, financial prospects, employment matters and the like with respect to the Call Box Operation. Buyer has been given an adequate opportunity to review and inspect the condition of the Acquired Assets prior to the Closing. Neither Buyer nor Gutierrez are aware of any breach of any representation or warranty made by Seller in Article 3, or any facts or circumstances that would make any of the representations or warranties made by Seller under Article 3 false or misleading. Neither Buyer nor Gutierrez is aware of any claim that may be made by either of them against the Seller with respect to the Acquired Assets or Assumed Liabilities after the Closing.

ARTICLE 5

COVENANTS

5.1 Post-Closing Cooperation. After the Closing, Buyer and Seller shall cooperate to the extent reasonably requested by either of them, and make available all financial, insurance, tax and other information (including reasonable access to books and records, including the Books and Records) with respect to any financial period of the Call Box Operations ending on or prior to the Closing Date to the extent required by either of them in connection with (i) any audit or other investigation by any taxing authority, (ii) the prosecution or defense of any tax claims or litigation that might give rise to indemnification payments hereunder, (iii) the preparation by either of them of tax returns or any other reports or submissions to any taxing authority required to be made with respect to the Call Box Operations, or (iv) payment or satisfaction of any of any of the Excluded Liabilities; provided that such cooperation and availability of information may be done in a manner so as to not unreasonably interfere with the normal business of Buyer or Seller. Buyer shall preserve all such information, including without limitation, the Books and Records, for at least six (6) years after the Closing Date at no cost to Seller.

5.2 Further Assurances. Each of the parties hereto agrees to use all reasonable efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement.

5.3 Employee Offers. No later than July 18, 2008 (the “Hire Date”), Buyer shall offer employment to those employees of the Seller associated with the Call Box Operation as listed on Schedule 5.3 hereto (the “Affected Employees”) on terms and conditions that are similar to those terms and conditions that such employees have with Seller. Buyer shall indemnify, defend and hold harmless Seller against and in respect of all claims, demands, losses, liabilities, costs, expenses, obligations and damages, including interest, penalties and attorneys’ fees, suffered or incurred by Seller which arise, result from or relate to Buyer’s failure to offer employment as described in the first sentence of this Section 5.3 to any employee of the Call Box Operations listed on Schedule 5.3 as set forth herein.

5.4 Real Property Lease Assignments. As soon as practicable following the Closing, Seller shall execute and deliver real property lease assignments and, if required by the applicable lease, consents to assignment executed by the applicable landlord or lessor with respect to the real property leases included in the Purchased Contracts, in forms mutually acceptable to Buyer and Seller. Until such lease assignments are effective, the rights and obligations of Buyer with respect to such leases shall be governed by the Transition Services Agreement.

5.5 Customer Agreements. As soon as practicable following the Closing, Seller shall execute and deliver assignments with respect to the customer contracts included in the Purchased Contracts and, if required by the applicable customer contract, consents to assignment executed by the applicable customer, in forms mutually acceptable to Buyer and Seller. Until such assignments are effective, the rights and obligations of Buyer with respect to such contracts shall be governed by the Transition Services Agreement.

5.6 Other Assignments of Title. As soon as practicable following the Closing, Seller shall execute and deliver to Buyer such documents evidencing title transfer of the Acquired Assets, not previously delivered as reasonably requested by Buyer. Promptly following the Closing all leased vehicles used by Seller in the Call Box Operations shall be acquired by Seller from the applicable lessor, and Seller shall execute and deliver title transfers thereon to Buyer. The Buyer shall promptly file such documents with the applicable governmental authorities at Buyer’s expense after the Closing.

ARTICLE 6

CONDITIONS

6.1 Conditions to Obligations of Buyer. Unless otherwise waived, in whole or in part, in writing by Buyer, the obligations of Buyer to effect the consummation of the transactions contemplated hereunder shall be subject to the satisfaction at the Closing of each of the following conditions, any of which may be waived by Buyer and any of which shall be deemed waived to the extent not satisfied if the Closing occurs:

6.1.1 Representations and Warranties of Seller to be True. The representations and warranties of Seller contained in this Agreement shall be true and correct in all material respects on the Closing with the same force and effect as though made at such time. Seller shall have performed in all material respects all obligations and covenants required by this Agreement required to be performed or complied with by Seller prior to the Closing.

6.1.2 No Proceedings. No suit, action or other proceeding of material consequence shall be pending or threatened before any court or other governmental agency which seeks to restrain or prohibit the consummation of the transaction contemplated by this Agreement, or to obtain damages or other relief in connection therewith.

6.1.3 No Adverse Change. Since the date of this Agreement there shall not have been any material adverse change in the properties, prospects, results of operation or condition of Seller.

6.1.4 Bill of Sale and Assignment and Assumption. Seller shall have executed and delivered to Buyer a Bill of Sale and Assignment and Assumption Agreement, in a form mutually acceptable to Seller and Buyer.

6.1.5 Patent Assignments. Seller shall have delivered executed assignment of patents with respect to Patent Nos. 6,035,187 Apparatus and Method for Improved Emergency Call Box; Patent 5,016,269 Method and Apparatus for Utilizing a Cellular Telephone in a programmable, intelligent emergency freeway callbox; Patent 5,377,256 Apparatus and method for a cellular freeway emergency telephone, and Patent RE34496 Apparatus and method for a cellular freeway emergency telephone service, in a form mutually acceptable to Seller and Buyer. The Buyer shall have the obligation to file such assignments with the U.S. Patent and Trademark Office at Buyer’s expense promptly after the Closing.

6.1.6 Transition Services Agreement. Seller shall have executed and delivered a Transition Services Agreement in a form mutually acceptable to Buyer and Seller.

6.2 Conditions to Obligations of Seller. Unless otherwise waived, in whole or in part, in writing by Seller, the obligations of Seller to effect the consummation of the transactions contemplated hereunder shall be subject to the satisfaction at the Closing of each of the following conditions, any of which may be waived by Seller and any of which shall be deemed waived to the extent not satisfied if the Closing occurs:

6.2.1 Representations and Warranties of Buyer to be True. The representations and warranties of Buyer contained in this Agreement shall be true and correct in all material respects on the Closing with the same force and effect as though made at such time. Buyer shall have performed in all material respects all obligations and covenants required by this Agreement to be performed or complied with by Buyer prior to the Closing.

6.2.2 No Proceedings. No suit, action or other proceeding of material consequence shall be pending or threatened before any court or other governmental agency which seeks to restrain or prohibit the consummation of the transactions contemplated by this Agreement, or to obtain damages or other relief in connection therewith.

6.2.3 Consents. Buyer shall have obtained and delivered to Seller all written consents of the other party to all contracts which by their terms or otherwise require the consent of such party to the acquisition thereof by Buyer.

6.2.4 Bill of Sale and Assignment and Assumption. Buyer shall have executed and delivered to Seller a Bill of Sale and Assignment and Assumption Agreement, in a form mutually acceptable to Seller and Buyer.

6.2.5 Transition Services Agreement. Buyer shall have executed and delivered a Transition Services Agreement in a form mutually acceptable to Buyer and Seller.

ARTICLE 7

CONDUCT OF BUSINESS PRIOR TO CLOSING

Seller hereby covenants, agrees, represents and warrants to Buyer that, except as otherwise consented to in writing by Buyer, from the Determination Date until the Closing Date:

7.1 Seller has carried on its business in a good and diligent manner consistent with prior practice, and has used its commercially reasonable efforts to preserve its business organization intact, and to keep available the services of all of its present employees, agents, and representatives.

7.2 Seller has not sold or otherwise disposed of the Acquired Assets or any other properties or assets, purchased or otherwise acquired any properties or assets, incurred any liabilities or entered into any transactions, except in the ordinary course of business.

ARTICLE 8

CLOSING DATE AND TERMINATION OF AGREEMENT

8.1 Closing Date. The closing for the consummation of the purchase and sale contemplated by this Agreement (the “Closing”) shall, unless another date or place is agreed to in writing by Seller and Buyer, take place on or before July 10, 2008 (the “Closing Date”) at a place to be determined by the parties, or such later date as may be agreed to by the parties in writing.

8.2 Deliverables. On the Closing Date the following shall occur:

8.2.1 Buyer shall deliver the payment called for in Section 1.5.2(a).

8.2.2 Seller shall execute and deliver to Buyer the documents listed in Sections 6.1.4 through 6.1.6.

8.2.3 Buyer shall execute and deliver to Seller the documents listed in Sections 6.2.3 through 6.2.5.

ARTICLE 9

INDEMNIFICATION

9.1 Indemnification by Seller. From and after the Closing, Seller hereby covenants and agrees that Seller shall indemnify Buyer and its directors, officers, shareholders, affiliates, attorneys and each of their successors and assigns (each individually referred to herein as a “Buyer Indemnified Party”) and hold each harmless from, against and in respect of any and all costs (including interest which may be imposed in connection therewith, court costs and reasonable fees and disbursements of legal counsel) losses, claims, liabilities, fines, penalties, damages, demands, judgments, debts, obligations, causes of action and expenses (cumulatively referred to as the “Indemnified Claims”) resulting from related to or arising out of (i) any inaccuracy in or breach of any of the representations, warranties or covenants made by Seller in this Agreement, and (ii) the Excluded Assets or Excluded Liabilities.

9.2 Indemnification by Buyer. From and after the Closing, Buyer hereby covenants and agrees that Buyer shall indemnify Seller and its directors, officers, shareholders, affiliates, attorneys and each of their successors and assigns (each individually referred to herein as a “Seller Indemnified Party”), and hold each harmless from, against and in respect of any and all Indemnified Claims resulting from related to or arising out of (i) any inaccuracy in or breach of any of the representations, warranties or covenants made by Buyer in this Agreement, (ii) the Assumed Liabilities, and (iii) the conduct of the Call Box Operations after the Closing Date.

9.3 Right to Defend. If the facts giving rise to any claim for indemnification under this Article 9 shall involve any actual claim or demand by any third person against a Buyer Indemnified Party or a Seller Indemnified Party (cumulatively referred to hereinafter as an “Indemnified Party”), the indemnifying party (the “Indemnifying Party”) shall be entitled to notice of and entitled to (without prejudice to the right of any Indemnified Party to participate at its own expense with counsel of its own choosing) defend or prosecute such claim at its own expense and through counsel of its own expense and through counsel of its own choosing if it gives written notice of its intention to do so no later than the time by which the interests of the Indemnified Party would be materially prejudiced as a result of its failure to have received such notice. However, if the defendants in any action shall include both the Indemnifying Party and the Indemnified Party, and the Indemnified Party shall have reasonably concluded that the Indemnifying Party has a conflict of interest because of the availability of different or additional defenses to the Indemnified Party, the Indemnified Party shall have the right to select separate counsel to participate in the defense of such action on its behalf, at the expense of the Indemnifying Party. The Indemnified Party shall cooperate fully in the defense of such claim and shall make available to the Indemnifying Party pertinent information under its control relating thereto, but shall be entitled to be reimbursed, as provided in this Article 9, for all costs and expenses incurred by it in connection therewith.

9.4 Limitations on Indemnification. Seller’s obligations to indemnify Buyer and Buyer’s obligations to indemnify Seller pursuant to the provisions of this Article 9 are subject to the following limitations:

9.4.1 Indemnifiable Claims due to any Indemnified Party pursuant to Section 9.1 or 9.2 shall be net of any proceeds received by such Indemnified Party from any separate indemnification, contribution or right-over from or against, or insurance proceeds recovered from, any person or entity. The Indemnified Party will seek full recovery under all insurance policies covering any loss to the same extent as they would if such loss were not subject to indemnification under this Agreement. To the extent permitted by law, the Indemnifying Party shall be subrogated to all such third-party claims to the extent of any indemnification claims made by Buyer hereunder.

9.4.2 The Indemnified Party shall not be entitled to recover under Section 9.1(i) or 9.2(i) (for breaches of representations and warranties) amounts in excess of $100,000, nor shall the Seller Indemnified Party be entitled to recover under Section 9.2(ii) amounts in excess of $100,000 unless the Indemnifiable Claims are listed in Schedule 1.2 or relate to the Purchased Contracts or customer obligations, in which case the limitation of liability shall not apply.

9.4.3 The Buyer Indemnified Party shall not be entitled to recover under Section 9.1 with respect to a breach of any representation, warranty or covenant of Seller to which Buyer or Gutierrez had actual knowledge prior to the Closing.

9.4.4 The Seller Indemnified Party shall not be entitled to recover under Section 9.2 with respect to a breach of any representation, warranty or covenant of Buyer to which Seller had actual knowledge prior to the Closing.

9.4.5 Any payment made after the Closing pursuant to indemnification obligations arising under this Agreement shall be treated as an adjustment to the Purchase Price for all purposes, including federal, state and local tax and financial accounting purposes.

ARTICLE 10

RESTRICTIVE COVENANTS

In consideration of the payments made to Seller under this Agreement, Seller hereby agrees as follows:

10.1 Covenant Not to Compete. Seller hereby agrees that for a period commencing on Closing and continuing thereafter for a five (5) year period, Seller shall not in the Territory:

10.1.1 Directly or indirectly, in an individual or representative capacity, own an interest in, operate, join, control, finance (whether as a lender or investor), share in the earnings of, participate in, engage in or be connected as an officer, employee, agent, independent contractor, partner, shareholder, member, consultant, employer, investor, or principal of any corporation, partnership, proprietorship, firm, association, person or any other entity which is in competition with the “Business of Buyer”. For purposes of this Section 10.1, the ‘“Business of Buyer” shall be considered the business of installing, operating and/or maintaining emergency call box systems for public and private entities in the world.

10.1.2 Directly or indirectly, or by action in concert with others, solicit or attempt to solicit any employee, agent, independent contractor, customer or other business affiliate of Buyer to terminate their relationship with Buyer. Nothing herein shall prohibit Seller from making general solicitations for employment through print advertisement or other media where such solicitation is not addressed individually to such employee.

10.1.3 Request, advise or solicit, directly or indirectly, any present, future or potential customer or client of Buyer, or who becomes a customer of Buyer, to purchase call box systems from any person or entity other than Buyer.

10.2 Separate Covenants. The parties intend that the covenants contained herein shall be deemed a series of separate covenants, one for each of the specific counties covered. If, in any judicial proceeding, a court of competent jurisdiction shall refuse to enforce the separate covenants deemed included herein for any reason, including but not limited to covering too extensive a geographic area, the parties intend that those such covenants which, if eliminated, would permit the remaining separate covenants to be enforced in such proceedings, shall, for the purpose of such proceedings, be deemed eliminated from the provisions of this Agreement.

10.3 Injunctive Relief. The parties hereby acknowledge that the covenants and restrictions contained in this Agreement are necessary, fundamental, and required for the protection of Buyer. Said covenants relate to matters which are of a special, unique, and extraordinary character that give each of these covenants a special, unique, and extraordinary value. Therefore, the parties further acknowledge that a breach of any of these covenants or any other provision of this Agreement will result in irreparable harm and damages to Buyer which cannot be adequately compensated through a monetary reward. Since any remedy at law for a breach of this Agreement would be inadequate, in addition to any other remedies Buyer may have, Buyer shall be entitled to temporary and permanent injunctive relief without the necessity of proving actual damages in order to specifically enforce the provisions of this Agreement.

10.4 Territory. For purposes of this Agreement, the term Territory shall be broadly defined as the entire world.

10.5 Partial Exclusion From Covenants.

10.5.1 Certain Investments. Seller may own stock or any other investment interest (debt or equity) in an entity in competition with the Business of Buyer which is publicly traded on an established securities market, so long as said interest represents less than one percent (1%) of all such interests issued by said entity.

10.5.2 Consent. Seller may participate in any activity which would otherwise violate this Agreement so long as said conduct is performed with the express written consent of Buyer.

10.6 Non-Disclosure. Unless required to do so in order to comply with legal process, and then only after first giving Buyer advance written notice and a copy of the documents and information relevant to such legal action so that Buyer shall have sufficient time to seek any remedy it deems appropriate to protect its interests, Seller and the officers and employees of Seller, and each of them, shall not at any time after execution hereof, unless specifically consented to in writing by Buyer, either directly or indirectly use, divulge, disclose or communicate to any person, firm, or corporation, in any manner whatsoever, any confidential information exclusively used in the Call Box Operation, including, but not limited to the names, buying habits, or practices of any of Call Box Operations customers or suppliers, its marketing methods and related data, costs of materials, the prices it obtains or has obtained or at which it sells or has sold its products or services, sales costs, lists or other written records used in the Call Box Operation, compensation paid to employees and other terms of employment, or any other confidential information exclusively concerning the Call Box Operation, its manner of operation. The parties hereby stipulate that as between them, the foregoing matters are important, material, confidential, and proprietary and affect the successful conduct of the Call Box Operation and its goodwill, and that any breach of any term of this Section 10.6 is a material breach of this Agreement. Nothing in this Section 10.6 shall prohibit Seller from (i) disclosing any of the aforementioned information to Seller’s legal, tax or financial advisors, (ii) using or disclosing any information concerning the Seller’s business in the ordinary course of business regardless of whether such information is also relevant or used in the Call Box Operation.

ARTICLE 11

ADDITIONAL OBLIGATIONS AND AGREEMENTS

11.1 Survival of Representations. The obligations of the Buyer and Seller in this Agreement shall survive the Closing, except that the obligation of Buyer and Seller under Section 9.1(i) and 9.2(i) (indemnification for breaches of representations, warranties and covenants) shall expire one (1) year after the Closing Date.

11.2 Brokers. Each party to this Agreement represents and warrants that no broker or finder has acted for it in connection with this Agreement or the transactions contemplated hereby and that no broker or finder is entitled to any brokerage or finder’s fee or other commission. Each party to this Agreement agrees to indemnify and hold harmless the other parties hereto with respect to any claim for any brokerage or finder’s fee or other commission.

11.3 Expenses. All costs and expenses incurred in conducting the purchase and sale described in this Agreement in the manner prescribed by this Agreement shall be borne by Seller and Buyer in the following manner:

11.3.1 All federal, state and local sales taxes, if any, resulting from the transfer of the Acquired Assets shall be borne by Buyer.

11.3.2 The cost of drafting and recording, where required, all instruments other than this Agreement, and the agreements referenced herein, necessary to convey the business of Seller and the Acquired Assets shall be paid by Buyer;

11.3.3 Each party shall pay their own costs and expenses of attorneys’ fees; and

11.3.4 Any and all other costs and expenses arising from the performance of this Agreement and the purchase and sale described in this Agreement shall be borne by the party incurring said expense.

ARTICLE 12

NOTICES

All notices, requests and demands hereunder shall be in writing and delivered by hand, by facsimile transmission, by mail, or by recognized commercial over-night delivery service (such as Federal Express, UPS or DHL), and shall be deemed given (a) if by hand delivery, upon such delivery; (b) if by facsimile transmission, upon telephone confirmation of receipt of same; (c) if by mail, forty-eight (48) hours after deposit in the United States mail, first class, registered or certified mail, postage prepaid; or, (d) if by recognized commercial over-night delivery service, upon such delivery, as follows:

If to Buyer:

Mr. Sebastian Gutierrez

Case Systems, Inc.

18 Morgan, Suite 200

Irvine, CA 92618

Fax: 949 268-1730

With a copy to:

Steven A. Fink, Esq.

Fink & Abraham LLP

3 Corporate Plaza, Suite 230

Newport Beach, CA 92660

949 706-5900

949 706-5901 (fax)

If to Seller:

Comarco, Inc.

25541 Commercecentre Drive

Lake Forrest, CA 92630

Attention: Mr. Sam Inman

Fax: (949) 599-1430

With a copy to:

Paul, Hastings, Janofsky & Walker, LLP

695 Town Center Drive, Suite 1700

Costa Mesa, CA 92626

Attention: William Simpson, Esq.

Fax: 714 668-6305

ARTICLE 13

MISCELLANEOUS PROVISIONS

13.1 Executed Counterparts. This Agreement may be executed in any number of original, fax or copied counterparts, and all counterparts shall be considered together as one agreement. A faxed or copied counterpart shall have the same force and effect as an original signed counterpart. Each of the parties hereby expressly forever waives any and all rights to raise the use of a fax machine to deliver a signature, or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a fax machine, as a defense to the formation of a contract.

13.2 Successors and Assigns. Except as expressly provided in this Agreement, each and all of the covenants, terms, provisions, conditions and agreements herein contained shall be binding upon and shall inure to the benefit of the successors and assigns of the parties hereto.

13.3 Section Headings. The section headings used in this Agreement are inserted for convenience and identification only and are not to be used in any manner to interpret this Agreement.

13.4 Severability. Each and every provision of this Agreement is severable and independent of any other term or provision of this Agreement. If any term or provision hereof is held void or invalid for any reason by a court of competent jurisdiction, such invalidity shall not affect the remainder of this Agreement.

13.5 Governing Law. This Agreement shall be governed by the laws of the State of California, without giving effect to any choice or conflict of law provision or rule (whether of the State of California or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of California.

13.6 Entire Agreement. This Agreement and the additional documents referenced in Article 6, contain the entire understanding among the parties hereto and supersede any and all prior written or oral agreements, understandings, and negotiations between them respecting the subject matter contained herein.

13.7 Attorney’s Fees. If any legal action (including arbitration) is necessary to enforce the terms and conditions of this Agreement, the prevailing party shall be entitled to costs and reasonable attorney fees.

13.8 Amendment. This Agreement may be amended or modified only by a writing signed by all of the parties.

13.9 Remedies Exclusive. Except for any remedy available for a breach of any provision in Article 10, the indemnification provision set forth in Article 9 shall constitute each party’s exclusive remedy against the other party for any and all claims for breaches of the representations, warranties, covenants and agreements contained herein.

13.10 Waiver. No failure by any party to insist on the strict performance of any covenant, duty, agreement, or condition of this Agreement or to exercise any right or remedy on a breach shall constitute a waiver of any such breach or of any other covenant, duty, agreement, or condition.

13.11 Assignability. This Agreement is not assignable by either party without the expressed written consent of all parties.

13.12 Time. All parties agree that time is of the essence as to this Agreement.

13.13 Disputes. The parties agree to meet in order to resolve any disputes or controversies arising under this Agreement. Should they be unable to do so within 30 days of the parties’ first meeting concerning the dispute, then either may elect arbitration under the rules of the American Arbitration Association, and both parties are obligated to proceed thereunder. Arbitration shall proceed in Orange County, and the parties agree to be bound by the arbitrator’s award, which may be filed in the Superior Court of California, County of Orange. The parties consent to the jurisdiction of California Courts for enforcement of this determination by arbitration. The prevailing party shall be entitled to reimbursement for his attorney’s fees and all costs associated with arbitration. In any arbitration proceeding conducted pursuant to the provisions of this Section, both parties shall have the right to conduct discovery, to call witnesses and to cross-examine the opposing party’s witnesses, either through legal counsel, expert witnesses or both, and the provisions of the California Code of Civil Procedure (Right to Discovery; Procedure and Enforcement) are hereby incorporated into this Agreement by this reference and made a part hereof. The Arbitrator shall be required to follow California law, and any award made contrary to California law shall not be confirmed by the Court and, if confirmed, shall be subject to appeal as any other judgment entered by a Superior Court in California.

13.14 Provision Not Construed Against Party Drafting Agreement. This Agreement shall be deemed to have been drafted by all parties and, in the event of a dispute, no party hereto shall be entitled to claim that any provision should be construed against any other party by reason of the fact that it was drafted by one particular party.

13.15 Incorporation of Schedules. The Schedules identified in this Agreement are incorporated herein by reference and made a part hereof as if set out in full herein.

13.16 Consents, Approvals and Discretion. Except as herein expressly provided to the contrary, whenever this Agreement requires consent or approval to be given by a party, or a party must or may exercise discretion, the parties agree that such consent or approval shall not be unreasonably withheld, conditioned, or delayed, and such discretion shall be reasonably exercised. Except as otherwise provided herein, if no response to a consent or request for approval is provided within ten (10) days from the receipt of the request, then the consent or approval shall be presumed to have been given.

13.17 No Third Party Beneficiaries. This Agreement has been entered into solely by and between the Parties, solely for their benefit. There is no intent by either party to create or establish a third party beneficiary to this Agreement, and no such third party shall have any right to enforce any right, claim, or cause of action created or established under this Agreement.

13.18 Payments. All payments owed from one party to another pursuant to this Agreement shall be payable by cashier’s check or by wire transfer of immediately available funds.

13.19 Definitional Provisions. For purposes of this Agreement, (i) those words, names, or terms which are specifically defined herein shall have the meaning specifically ascribed to them; (ii) wherever from the context it appears appropriate, each term stated either in the singular or plural shall include the singular and plural; (iii) wherever from the context it appears appropriate, the masculine, feminine, or neuter gender, shall each include the others; (iv) the words “hereof”, “herein”, “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole, and not to any particular provision of this Agreement; (v) all references to “Dollars” or “$” shall be construed as being United States dollars; and, (vi) all references to all statutes, statutory provisions, regulations, or similar administrative provisions shall be construed as a reference to such statute, statutory provision, regulation, or similar administrative provision as in force at the date of this Agreement and as may be subsequently amended.

[Signatures on Following Page]

EXECUTION

IN WITNESS WHEREOF, this Agreement has been executed by the parties, and shall be effective as of the date first above written.

“Seller”

COMARCO, INC.

By:	/s/ Winston Hickman
	Name:	Winston Hickman
	Its:	Chief Financial Officer

COMARCO WIRELESS TECHNOLOGIES, INC.

By:	/s/ Winston Hickman
	Name:	Winston Hickman
	Its:	Chief Financial Officer

“Buyer”

CASE SYSTEMS, INC.

By:	/s/ Sebastian Gutierrez
	Name:	Sebastian Gutierrez
	Its:	President & Chief Executive Officer

Sebastian Gutierrez
SEBASTIAN GUTIERREZ